February 25, 2019

Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

       Re: GolfSuites 1, Inc.
           Offering Statement on Form 1-A
           Filed January 28, 2019
           File No. 024-10938

Dear Mr. Ellenburg:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed January 28, 2019

Security Ownership Of Management And Certain Securityholders, page 45

1. The first table on page 45 indicates that there are 18,000,000 shares of Class A common stock outstanding. This conflicts with disclosure elsewhere that there are zero shares
      Class A Stock Common outstanding before the Offering. We also note the statement on page 48 that "GolfSuites 1 authorized capital stock consists of 150,000,000 shares of
      Common Stock (the "Common Stock"), at $0.0001 par value, of which 32,000,000 shares are Class A Common Stock ("Class A Common Stock") and 18,000,000 shares are Class
      B Common Stock ("Class B Common Stock")." Please revise for consistency or advise.
2. We note your statement that "There are currently no outstanding shares of our Class B
      Common Stock and Preferred Stock." This conflicts with your statement elsewhere that
      "Holders of Class B Common Stock (currently held exclusively KGEM) are entitled to five votes per share." Please revise for consistency or advise.
 Gerald Ellenburg
GolfSuites 1, Inc.
February 25, 2019
Page 2
All Classes of Stock
Forum Selection Provisions, page 51

3. We note that the exclusive forum provision in your amended and restated certificate of incorporation will identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative actions." If this provision does not apply to actions arising under the federal securities laws, please ensure the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.
General

4. We note you are offering up to 10,000,000 shares of Preferred Stock and up to 10,000,000 shares of Class A Common Stock into which the Preferred Stock may convert. Please reconcile this with the statement on page F-12 that the Company is offering up to
         180,000,000 shares of common equity in a securities offering planned to be exempt from
         SEC registration under Regulation A, tier 2.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.



FirstName LastNameGerald Ellenburg                             Sincerely,
Comapany NameGolfSuites 1, Inc.
                                                               Division of
Corporation Finance
February 25, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName